SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(c)

( AMENDMENT 1)

Ashford Hospitality Trust Inc.

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

044103109

(CUSIP Number)

DECEMBER 31,2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1 (b)
X Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 044103109	13G/A	Page 1 of 3 pages

1.	Names of reporting persons	Security Capital Preferred Growth Incorporated
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	36-4128122

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF	5.	SOLE VOTING POWER	7,247,865
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	7,247,865
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,247,865

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.0%

12.	TYPE OF REPORTING PERSON*	CO

Item 1(a).	Name of Issuer:
Ashford Hospitality Trust Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
14180 Dallas Parkway 9th Floor
Dallas, TX 75254
Item 2(a).	Name of Person Filing:
Security Capital Preferred Growth Incorporated("SC-PG")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
10 South Dearborn Street, Suite 1400
Chicago, Illinois 60603
Item 2(c).	Citizenship
Maryland
Item 2(d).	Title of Class of Securities:
COMMON STOCK
Unless otherwise noted, security being reported is common stock
Item 2(e).	CUSIP Number:	044103109
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :
(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)	Investment company registered under Section 8 of the Investment
Company Act;
(e)

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.	X

Page 2 of 3 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
Security Capital Preferred Growth Incorporated ("SC-PG") beneficially owns 7,247,865 shares of common stock that SC-PG has the right to acquire upon its conversion of its 7,247,865 shares of Series B-1 Cumulative Convertible Preferred Stock.
(a)	Amount beneficially owned: 7,247,865
(b)	Percent of class: 11.0%
(c)	Number of shares as to which SC-PG has:
	(i)	Sole power to vote or to direct the vote:	7,247,865
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	7,247,865
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ( )

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 11,2011	Security Capital Preferred Growth Incorporated
By: /s/ Michael J. Heller
--------------------------------------
Michael J. Heller
Vice President and Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.